NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

For the 3 month period ended
March 31st, 2017

1

NXT ENERGY SOLUTIONS INC.
Consolidated Balance Sheets
(Unaudited- expressed in Canadian dollars)

		March 31,	December 31,
		2017	2016

Assets
Current assets
Cash and cash equivalents		$ 234,744	$ 490,496
Short-term investments		303,091	1,453,091
Accounts receivable		243,033	205,952
Prepaid expenses and deposits		198,730	166,802
		979,598	2,316,341
Long term assets
Property and equipment		3,259,420	3,348,557
Intellectual property		22,603,084	23,024,267
		$ 26,842,102	$ 28,689,165

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		$ 756,375	$ 575,964
Income taxes payable		26	98
Current portion of capital lease obligation		37,443	36,769
		793,844	612,831
Long-term liabilities
Capital lease obligation		115,045	124,697
Asset retirement obligation		56,740	55,240
Deferred charges		84,108	84,838
		255,893	264,775
		1,049,737	877,606

Common shares (Note 3): - authorized unlimited
Issued: 53,856,509 (2016 - 53,856,509) common shares		85,996,677	85,966,393
Contributed capital		7,778,967	7,613,719
Deficit		(68,694,215)	(66,479,488)
Accumulated other comprehensive income		710,935	710,935
		25,792,365	27,811,559

		$ 26,842,102	$ 28,689,165

Signed "George Liszicasz"	Signed "Mickey Abougoush"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

2

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Loss and Comprehensive Loss
(Unaudited- expressed in Canadian dollars)

	For the three months
	ended March 31
	2017	2016

Revenue

Survey revenue	$ -	$ 1,447,269

Expenses

Survey costs, net	163,217	789,379
General and administrative	1,362,581	1,255,609
Stock based compensation expense	165,248	150,000
Amortization expense	514,692	514,258

	2,205,738	2,709,246

Other expenses (income)
Interest income, net	5,115	(7,371)
Foreign exchange (gain) loss	5,975	271,674
Intellectual Property and other expenses	6,581	153,665
	17,671	417,968

Loss before income taxes	(2,223,409)	(1,679,945)

Income tax (recovery) expense
Current	(8,683)	275,997
Deferred	-	-
	(8,683)	275,997

Net loss and comprehensive loss	$ (2,214,726)	$ (1,955,942)

Net loss per share (Note 4)
Basic	$ (0.04)	$ (0.04)
Diluted	$ (0.04)	$ (0.04)

The accompanying notes are an integral part of these consolidated financial statements.

3

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	For the three months
	ended March 31
	2017	2016

Cash provided by (used in):

Operating activities

Comprehensive loss for the period	$ (2,214,726)	$ (1,955,942)
Items not affecting cash:
Stock based compensation expense	165,248	150,000
Amortization expense	514,692	514,258
Non-cash changes to asset retiremet obligation	1,500	(730)
Other	(730)	500
Change in non-cash working capital balances (Note 7)	111,330	(277,768)
	792,040	386,260

Net cash used in operating activities	(1,422,686)	(1,569,682)

Financing activities

Proceeds from exercise of stock options	30,284	-
Repayment of capital lease obligation	(8,978)	(8,353)
Net cash from financing activities	21,306	(8,353)

Investing activities

Purchase of property and equipment	(4,372)	(43,410)
Decrease (increase) in short-term investments	1,150,000	(4,089)
Change in non-cash working capital balances (Note 7)	-	(60,187)

Net cash from (used in) investing activities	1,145,628	(107,686)

Net decrease in cash and cash equivalents	(255,752)	(1,685,721)
Cash and cash equivalents, beginning of the period	490,496	7,085,803

Cash and cash equivalents, end of the period	$ 234,744	$ 5,400,082

Supplemental information

Cash interest (received)	(2,323)	(11,500)
Cash taxes paid	$ 65,989	$ 745,942

The accompanying notes are an integral part of these consolidated financial statements.

4

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Shareholders' Equity
(Unaudited - expressed in Canadian dollars)

	For the three months
	ended March 31
	2017	2016

Common Shares

Balance at beginning of the year (Note 3)	$ 85,966,393	$ 85,051,553

Issued upon exercise of stock options (Note 3)	30,284	-
Transfer from contributed capital upon exercise of stock options	-	-

Balance at end of the year	85,996,677	85,051,553

Contributed Capital

Balance at beginning of the year	7,613,719	7,239,089
Recognition of stock based compensation expense	165,248	150,000
Contributed capital transferred to common shares
upon exercise of stock options	-	-

Balance at end of the year	7,778,967	7,389,089

Deficit

Balance at beginning of the year	(66,479,488)	(57,379,926)
Net loss and comprehensive loss for the year	(2,214,726)	(1,955,942)

Balance at end of the year	(68,694,214)	(59,335,868)

Accumulated Other Comprehensive Income

Balance at beginning and end of the year	710,935	710,935

Total Shareholders' Equity at end of the year	$ 25,792,365	$ 33,815,709

The accompanying notes are an integral part of these consolidated financial statements.

5

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month periods ended March 31, 2017

(Unaudited - expressed in Canadian dollars unless otherwise stated)

1. The Company and future operations

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify areas with hydrocarbon reservoir potential.

These consolidated financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  In preparing these consolidated financial statements, the Company’s initial assessment of its liquidity position raised substantial doubt about its ability to continue as a going concern.  This initial assessment was based on the continued extended duration between revenue contracts and the significant decline that this had on NXT’s working capital ($1.7 million at December 31, 2016 to $0.2 million at March 31, 2017).  Given the Company’s annual expenses are estimated to be significantly in excess of the remaining working capital and there is uncertainty with respect to the timing of future revenue, the Company believed these conditions were significant to the going concern assumption.

As a result of the current financial condition, the Company has taken important steps to address its ability to meet its obligations such that the concern over substantial doubt has been alleviated in the preparation of these financial statements.   The most significant step taken is the completion of a $2.7 million sale and leaseback arrangement of its airplane (see note 11).   In addition, the Board of Director’s (the “Board”) has communicated to the Company’s employees that a portion of their cash compensation and all of the Board and Advisory Board members cash compensation will be deferred until the Company achieves revenue thresholds that, in the opinion of the Board, allows the Company to commence incurring such costs again.  The Company expects that issuing some form of incremental share based compensation will be a part of the strategy to compensate those individuals who are impacted by these changes.

In reaching the conclusions that it is probable that there will be sufficient resources to meet its obligations over the 12 month period beyond the date that these financial statements have been issued, the Company has assumed a minimum revenue inflow of approximately $600,000.  While the Company continues to work towards the signing of several other contracts, the time to complete this process cannot be predicted with a high degree of certainty and therefore the benefit of any additional contracts has not been included in the projected cash flow analysis.

Should the timing of new contracts continue to extend beyond management’s current expectation, the Company has also received a binding promissory note from its Chief Executive Officer that would provide the Company with additional debt financing of up to $650,000.  A significant existing shareholder has also committed US $250,000 towards an equity financing should the Company need to pursue such a course over the next 12 months. It is expected that funds from these two sources will only be called upon to the extent necessary to help the Company meet its obligations over this period.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer term success remains dependent upon its ability convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.   The occurrence and timing of these events cannot be predicted with certainty.  The Company will be closely monitoring its going concern assessment in future periods to determine whether its current conclusions remain appropriate.

6

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month periods ended March 31, 2017

(Unaudited - expressed in Canadian dollars unless otherwise stated)

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the classification and carrying value of assets and liabilities and the reported revenues and expenses.

2. Significant Accounting Policies

Basis of presentation

These interim unaudited consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2016.

Future Accounting Policy Changes

Revenue recognition:

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2016 and 2017) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the impact of the adoption of this new guidance and although the review is not yet complete, indications are that there will be no material impact on the financial statements.

Leases:

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new guidance is effective January 1, 2019. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

7

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month periods ended March 31, 2017

(Unaudited - expressed in Canadian dollars unless otherwise stated)

3. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the three month periods ended
	March 31, 2017		March 31, 2016
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	53,856,509	$ 85,966,393	53,306,109	$ 85,051,553
Shares issued during the period:
Exercise of stock options (see (i))	-	30,284	-	-
Transfer from contributed capital on the
exercise of stock options	-		-	-
As at the end of the period	53,856,509	85,996,677	53,306,109	85,051,553

(i)	Stock options exercised at the end of 2016 resulted in a receivable in the amount of $30,284. Cash was received in January 2017.

4. Earnings (loss) per share

			For the three months
			ended March 31
			2017	2016
Net loss for the period			$(2,214,726)	$(1,955,942)

Weighted average number of shares
outstanding for the period:
Basic			53,856,509	53,306,109
Additional shares related to assumed
Exercise of Stock options under the
Treasury stock method (see (i))	-	-

Diluted			53,856,509	53,306,109

Earnings (loss) per share – Basic			$(0.04)	$ (0.04)
Earnings (loss) per share – Diluted			$(0.04)	$ (0.04)

(i)	In periods in which a loss results, all outstanding stock options are excluded from the fully diluted loss per share calculations as their effect is anti-dilutive.
8

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month periods ended March 31, 2017

(Unaudited - expressed in Canadian dollars unless otherwise stated)

5. Stock options

The following is a summary of stock options which are outstanding as at March 31, 2017:

		Average remaining
Exercise price	# of options	# of options	contractual
per share	outstanding	exercisable	life (in years)
$ 0.75	345,000	345,000	0.3
$ 0.76	104,001	104,001	0.8
$ 0.86	530,000	530,000	0.4
$ 1.20	300,000	300,000	0.4
$ 1.35	554,400	396,269	2.8
$ 1.39	30,000	30,000	2.3
$ 1.45	37,500	37,500	4.7
$ 1.48	37,500	37,500	4.3
$ 1.49	150,000	-	4.2
$ 1.50	50,000	50,000	4.3
$ 1.50	50,000		4.6
$ 1.51	150,000	-	4.5
$ 1.55	40,000	40,000	2.0
$ 1.57	30,000	20,000	2.9
$ 1.61	25,000	25,000	1.9
$ 1.67	150,000	100,000	2.6
$ 1.73	92,600	59,267	3.7
$ 1.82	215,000	71,667	3.6
$ 1.83	30,000	30,000	1.7
$ 2.10	300,000	100,000	3.5
$ 1.33	3,221,001	2,276,204	2.17

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2016 is as follows:

	For the three months		For the year ended
	ended March 31, 2017		December 31, 2016
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	3,221,001	$ 1.33	3,462,835	$ 1.26
Granted	-	-	475,000	$ 1.50
Exercised	-	-	(565,722)	-
Forfeited	-	-	(151,112)	$1.50
Expired	-	-	-	-
Options outstanding, end of the period	3,221,001	$ 1.33	3,221,001	$ 1.33
Options exercisable, end of the period	2,276,204	$ 1.19	2,036,401	$ 1.17

9

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month periods ended March 31, 2017

(Unaudited - expressed in Canadian dollars unless otherwise stated)

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

The unamortized SBCE of $749,749 (2016 - $883,843) will be recognized in future expense over the related remaining (2016 to 2018) vesting periods.

6. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, income taxes payable and accounts payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments:

As at March 31, 2017, there were no outstanding derivative financial instruments.

10

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month periods ended March 31, 2017

(Unaudited - expressed in Canadian dollars unless otherwise stated)

7. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months
	ended March 31
	2017	2016
Accounts receivable	$ (37,081)	$ 562,026
Work-in-progress	-	404,840
Prepaid expenses and deposits	(31,928)	(17,499)
Accounts payable and accrued liabilities	180,411	(110,655)
Income Taxes Payable	(72)	(469,945)
Deferred revenue	-	(706,722)
	111,330	(337,955)

Portion attributable to:
Operating activities	111,330	(277,768)
Financing activities	-	-
Investing activities	-	(60,187)
	111,330	(337,955)

8. Commitments and contingencies

Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term at an initial estimated minimum monthly lease payment of $44,624 (including operating costs). The estimated future minimum annual commitment is as follows as at March 31, 2017:

For the period ended March 31
2017	401,614
2018	535,485
2019	535,485
2020	538,460
2,011,044
Thereafter, 2021 through 2025	2,600,065
4,611,109

Deferred charges of $84,108 as at March 31, 2017 relates to the valuation of an initial free-rent period received on this lease in 2015. This balance will be amortized as a reduction of general and administrative expense over the 10 year term of the lease commitment.

11

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three month periods ended March 31, 2017

(Unaudited - expressed in Canadian dollars unless otherwise stated)

9. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations such as Colombia (to mid-2014) and currently Bolivia. NXT has no long term assets outside of Canada.

Revenues by geographic area were generated solely in Bolivia in 2016, entirely from a single client.

10. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

For the three months
ended March 31
2017	2016
$ 13,594	$ 20,940

Accounts payable and accrued liabilities includes a total of $1,536 ($10,443 as at December 31, 2016) payable to this law firm.

11. Aircraft Financing

In April, 2017, NXT finalized a binding sale and leaseback agreement with a Calgary based international aircraft services organization (“the lessor”). The terms of the agreement resulted in NXT selling its’ Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT will lease the aircraft over an initial term of 60 months and retain all existing operating rights and obligations. Net proceeds to NXT from the sale were approximately CAD $2,700,000, after payment of all commissions and fees. NXT is required to make monthly payment to the lessor of approximately US $40,000.